UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Facility Agreement

Bulawayo Mining Company (Private) Limited (the “How Mining Company”), a wholly owned subsidiary of Namib Minerals (the “Company”), entered into a Facility Agreement (the “Facility Agreement”) with African Banking Corporation of Zimbabwe Limited (“ABC Bank”) in October 2025 which provides for the Company’s existing Term Loan with ABC Bank with an outstanding balance of $3,453,186 (the “Existing Term Loan Facility”) to be carried over to the Facility Agreement with a maturity of March 31, 2028 and the creation of three new facilities: (i) a $2.5 million term loan facility (the “New Term Loan Facility”), (ii) a $1.0 million overdraft facility (the “Overdraft Facility”), and (iii) a $1.5 million promissory notes facility (“Note Facility” and, together the Existing Term Loan Facility, the New Term Loan Facility, and the Overdraft Facility, the “Facilities”). The New Term Loan Facility has a maturity of twenty-four (24) months from the date of drawndown, the Overdraft Facility is available until July 31, 2026, and the Note Facility has a maturity of twelve (12) months from the date of drawdown. The Company entered into a Limited Guarantee (the “Guaranty”) guaranteeing up to $8,453,186.11 of the How Mining Company’s obligations under the Facility Agreement. The purpose of the Facilities is to finance capital expenditures and working capital requirements.

The Facility Agreement provides for restrictive covenants, including limitations on additional debt, the maintenance of a debt service cover ratio, and limitations on certain liens. The interest rate on outstanding borrowings under the Facility Agreement is based on the base lending rate quoted by ABC Bank. The Facility Agreement is secured by a $15 million deed of hypothecation over the mining lease of the How Mining Company and a lien over certain plant and equipment with a cession of insurance over such assets. As of December 31, 2025, approximately $3.8 million was outstanding under the Existing Term Loan Facility and $1.0 million was outstanding under the Overdraft Facility.

The foregoing description of the Facility Agreement and the Guaranty do not purport to be complete and is qualified in their entirety by reference to the Facility Agreement and the Guaranty, copies of which are included as Exhibits 10.1 and 10.2, respectively, to this Report.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement
10.2	Guaranty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: February 6, 2026

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